UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

HEICO CORPORATION
(Exact name of registrant as specified in its charter)

Florida	1-4604	65-0341002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3000 Taft Street, Hollywood, Florida		33021
(Address of principal executive offices)		(Zip Code)
Carlos L. Macau, Jr. (954) 987-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, HEICO Corporation ("HEICO") has prepared a Conflict Minerals Report, which is filed as Exhibit 1.01 to this report on Form SD and available through the Investors section of HEICO's website at www.heico.com. The information contained on HEICO's website is not incorporated by reference in this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HEICO CORPORATION

By:	/s/ CARLOS L. MACAU, JR.	Date: May 25, 2017
Carlos L. Macau, Jr. Executive Vice President - Chief Financial Officer and Treasurer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2016